SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of Jun 2015

Commission File Number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant’s name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

CONTENTS

Results of Annual General Meeting of the Shareholders

On June 22, 2015, Foamix Pharmaceuticals Ltd. (the “Company”) held an annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on five proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K the Company filed with the Securities and Exchange Commission on May 18, 2015.

Based on the results and the majority requirements under the Israeli Companies Law 5759-1999 (the “Companies Law”) and the Company’s articles of association (including, in the case of Proposals 3 and 4, the special majority required by the Companies Law), the shareholders of the Company duly approved the following resolutions:

(1)	To ratify the election of each of Dr. Anna Kazanchyan and Dr. Aaron Schwartz as directors of the Company;

(2)
To appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an Independent registered public accounting firm, as the Company's independent registered public accounting firm for the year ending December 31, 2015, and authorize the Company’s board of directors to determine the compensation of the auditors;

(3)	To approve the Company’s executives and directors compensation policy;

(4)	To approve the following resolutions with regard to Dr. Dov Tamarkin, in his capacity as Chief Executive Officer of the Company:

(a)
grant Dr. Tamarkin a cash bonus of NIS 459,000 (equivalent to approx. $120,200, according to the representative exchange rate, published by Bank of Israel as of May 14, 2015) for the year 2014, equivalent to 85% of the maximum cash bonus of 6 monthly salaries set for him in the Company’s 2014 bonus plan;

(b)	increase the annual base salary of Dr. Tamarkin, to $290,000, effective January 1, 2015;

(c)
grant Dr. Tamarkin options to purchase 45,000 ordinary shares of the Company at an exercise price equal to the average market price of the ordinary shares during the 30 trading days prior to the grant date, vesting over 4 years in equal parts, and

(d)	grant Dr. Tamarkin 18,000 restricted stock units of the Company (“RSUs”), vesting over 4 years in equal parts;

(5)	To approve the following resolutions with regard to Meir Eini, in his capacity as Chief Innovation Officer of the Company:

(a)
grant Mr. Eini a cash bonus of NIS 459,000 (equivalent to approx. $120,200, according to the representative  exchange rate, published by Bank of Israel as of May 14, 2015) for the year 2014, equivalent to 85% of the maximum cash bonus of 6 monthly salaries set for him in the Company’s 2014 bonus plan;

(b)	increase the annual base salary of Mr. Eini to $283,500, effective January 1, 2015;

(c)
grant Mr. Eini options to purchase 36,000 ordinary shares of the Company at an exercise price equal to the average market price of the ordinary shares during the 30 trading days prior to the grant date, vesting over 4 years in equal parts;

(d)	grant Mr. Eini 18,000 RSUs, vesting over 4 years in equal parts;

The Company's financial statements for the year ended on December 31, 2014 were presented at the Meeting.

No other business was transacted during the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD.

Date: June 23, 2015	By:	/s/ Meir Eini
Name: Meir Eini
Title: Chairman of the Board of Directors